(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-22332

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InSite Vision Incorporated

Full Name of Registrant

Former Name if Applicable

965 Atlantic Avenue

Address of Principal Executive Office (Street and Number)

Alameda, California 94501

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calender day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calender day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare its consolidated financial statements for the quarter ended September 30, 2003 and such consolidated financial statements have been substantially completed. However, due to the complexities associated with accounting for the Registrant’s acquisition of Ophthalmic Solutions, Inc. on September 22, 2003 and the related assumption of convertible debentures in connection with that acquisition, the Registrant has not finalized such consolidated financial statements and is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 on or before November 19, 2003.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

S. Kumar Chandrasekaran (Name)	(510) (Area Code)	865-8800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its operating expenses for the third quarter of fiscal 2003 will be approximately $1.5 million, compared with approximately $3.1 million in the comparable quarter of fiscal 2002, and approximately $5.6 million for the nine months ended September 30, 2003, compared with approximately $8.7 million for the comparable period in fiscal 2002. The Registrant also anticipates that its net loss applicable to common stockholders for the third quarter of fiscal 2003 will be approximately $1.6 million, compared with a net loss of approximately $3.1 million for the year-earlier period, and approximately $5.8 million for the nine months ended September 30, 2003, compared with approximately $8.7 million for the comparable period in fiscal 2002. These decreases reflect the expense reduction activities, such as laying-offs, voluntary salary reductions by the senior management team, ceasing work on all non-critical external activities, and other cost containment measures, taken by the Registrant in previous quarters of 2003. The Registrant’s estimated cash and cash equivalents as of September 30, 2003 were approximately $150,000.

InSite Vision Incorporated

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2003	By:	/s/ Kumar Chandrasekaran

S. Kumar Chandrasekaran, Ph.D. Chief Executive Officer, President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).